UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES THAT THE SUPERIOR COURT OF BOGOTA DISMISSES
THE ANNULMENT ACTION FILED BY THE BANK
Medellín, Colombia, March 5, 2008
Today the Superior Court of Bogota dismissed a complaint filed by Bancolombia S.A (“Bancolombia”) on February 17, 2004 that sought the annulment of a January 30, 2004 arbitral award (the “Arbitral Award”) of compensation to a class of minority shareholders of the former Banco de Colombia. The court rejected the grounds for annulment advanced by Bancolombia.
Under the Arbitral Award, shareholders of the former Banco de Colombia will be entitled to compensation if they: (i) fulfill the requirements established in articles 55 and 66 of Law 472 of 1998, (ii) fulfill the requirements established in the Arbitral Award, (iii) timely became parties to the class action or have timely accepted the outcome of the Arbitral Award, and (iv) have not elected to be excluded from the Class Action or its outcome.
Bancolombia notes that it has taken a provision in its financial statements for the full amount of the compensation awarded and that payment of the Arbitral Award will have no material effect on its financial statements.
Background of the Proceedings
An arbitral tribunal (the “Arbitral Tribunal”) was formed after Mr. Luis Alberto Durán Valencia and other minority shareholders filed a complaint against Bancolombia and some of its majority shareholders in the context of the merger between Banco de Colombia and Bancolombia. The Arbitral Tribunal rendered the Arbitral Award on January 30, 2004, rejected most of the claims of Mr. Durán Valencia and the other plaintiffs, and released the shareholders of Bancolombia of all liability.
The Arbitral Tribunal found that Bancolombia’s actions in the acquisition of, and subsequent merger with, Banco de Colombia were in compliance with the law and with the authorizations granted by the government authorities. The Arbitral Tribunal, however, ordered Bancolombia to compensate shareholders of the former Banco de Colombia for certain asserted damages.
According to the Arbitral Tribunal, these former shareholders of Banco de Colombia were damaged by an alleged shortfall in the capitalization of Bancolombia after the merger in 1998. The Arbitral Tribunal estimated the damages to be Ps. 14,646 million, which, with interest, amounted at the time of the Arbitral Award to Ps. 22.408 million. After subtracting certain fees and expenses awarded to Bancolombia by the Arbitral Tribunal, Bancolombia was directed to pay Ps.19,213 million.

Bancolombia notes that one of the arbitrators, Mr. Rafael H. Gamboa, dissented from the majority decision of the Arbitral Tribunal. Mr. Gamboa concluded that the conduct of Bancolombia during the merger was entirely in accordance with the applicable laws and the authorizations by governmental authorities and that Bancolombia owed no compensation to the complaining shareholders.
Bancolombia filed the complaint seeking annulment of the Arbitral Award on February 17, 2004. The Annulment Complaint sought annulment on the grounds set forth in sections 6 and 7 of article 163 of Decree 1818 of 1998.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 5, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance